Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International, Inc.

Commission File No.: 001-14956

ISS Presentation

Regarding the Allergan Special Meeting

November 14, 2014

Forward-Looking Statements

This communication may contain forward-looking statements w ithin the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities law s. These forward-looking statements include, but are not limited to, statements regarding Valeant offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations, financial guidance and future stock price), and the combined company’s future financial condition, operating results, strategy and plans. Forw ard-looking statements may be identified by the use of the w ords “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,”

“believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “ project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed w ith the SEC and the

Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings w ith the

SEC and the CSA, w hich factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements w e make in this communication are set forth in other reports or documents that w e file from time to time w ith the SEC and the CSA, and include, but are not limited to: the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

the effects of governmental regulation on our business or potential business combination transactions;

the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary shareholder approval, on a timely basis;

Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

the impact of competition from other market participants; the development and commercialization of new products;

the availability and access, in general, of funds to meet our debt obligations prior to or w hen they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow , or (iii) access to the capital or credit markets;

our ability to comply w ith all covenants in our indentures and credit facilities, any violation of w hich, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

the risks and uncertainties detailed by Allergan w ith respect to its business as described in its reports and documents filed w ith the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to ref lect actual outcomes.

More Information

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is in connection with the exchange offer which Valeant has made to Allergan shareholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014 relating to a special meeting of Valeant shareholders, Pershing Square has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square Capital Management, L.P. ("Pershing Square") (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Definitive proxy statement(s) will be mailed to shareholders of Allergan and/or Valeant, as applicable, in connection with these matters. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Consent was not obtained or sought with respect to third party statements referenced in this presentation. The statements in this presentation regarding Valeant's management, business model and their potential effects on a combined business represent the opinions and beliefs of Valeant.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the Company uses non-GAAP financial measures that exclude certain items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the Company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The Company has provided preliminary results and guidance that are non-GAAP financial measures. The Company has not provided a reconciliation of these preliminary and forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the exact amount of the items excluded from the non-GAAP financial measures that will be included in the comparable GAAP financial measures. Reconciliations of historical non-GAAP financials can be found at www.valeant.com

Note 1: The guidance in this presentation is only effective as of the date given, November 14, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance

VALEANT Pharmaceuticals International, Inc.

3

Agenda

I. Executive Summary

II. Overview of Compelling Transaction

III. Allergan’s Board Clearly and Consistently Failing Shareholders

IV. Update on Valeant

V. Objectives of Special Meeting

VI. Conclusion

VII. Appendix

I. EXECUTIVE SUMMARY

Executive Summary

Valeant has made a highly compelling proposal for the acquisition of Allergan

Valeant’s current offer provides a significant 55% premium to the unadjusted Allergan share price

We calculate the fair value(3) of the combined company at a 114% premium to the unaffected Allergan share price

Valeant improved its proposal following direct feedback from the Allergan shareholders and has stated its willingness to further improve its offer and provide look-through value of at least $200 per share to the Allergan shareholders

Valeant’s offer provides for ~$20.00(1) in 2016 EPS per Allergan share vs. ~$10.25(2) in 2016 EPS for standalone Allergan

The successful B+L acquisition and integration provides a blueprint for Allergan

Allergan?s Board has been unwilling to engage with Valeant and act in shareholders? best interests

Repeatedly refused to educate themselves on Valeant’s business model and prospects, despite numerous invitations from

Valeant to come to the table

Instead, Allergan has violated many governance best practices and invested time and shareholder capital to launch a

“scorched earth” campaign making false and misleading attacks on Valeant’s business model and accounting practices,

which have been refuted and proven false

False and misleading attacks on Valeant’s business have been destructive to Allergan shareholders by damaging the

Valeant stock price and thus the potential value of a transaction

Valeant?s operating model continues to perform at high levels

Valeant delivered exceptional results for the third quarter and exceeded expectations on all key metrics

Total organic growth for the third quarter was 19%, with Bausch + Lomb organic growth of 12%

Q4 2014 Cash EPS guidance raised and 2015 outlook raised

Majority of Allergan?s board must be removed, and “ horse choking” bylaws overturned for the Allergan board to act in the

best interests of Allergan shareholders

The new Allergan Board will not be obligated to pursue a transaction with Valeant, but will be able to objectively and independently evaluate our offer relative to other alternatives and, if they so choose, negotiate with us to reach mutual agreement

Recent amendments have been made begrudgingly and problematic lead director remains with expanded role

In all likelihood if we are not successful in removing a majority of Allergan?s current Board we will retract our offer

(1) Based on 2016 PF EPS of $14.14 x 1.38 exchange ratio; Assumes reinv estment of $72 in cash in Valeant stock at $131 / share as of Nov ember 12,

2014

(2) Based on Allergan guidance of $10.25 as of 10/9/14

(3) See slide 16

II. VALEANT?S COMPELLING OFFER

Compelling strategic & financial transaction for Allergan

shareholders

Sustainable long-term value to shareholders

Unrivaled portfolio in Ophthalmology, Dermatology, Aesthetics, and Neurology

Robust combined company new product pipeline

Valeant strength in emerging markets will accelerate Allergan growth ex -U.S., as seen in Bausch & Lomb

$2.7Bn+ in annual operating cost synergies and additional significant revenue and tax synergies, supporting meaningful earnin gs accretion

Valeant intends to initiate $0.20 / share annual dividend – equal to current Allergan dividend

Compelling premium vs. standalone valuation

Allergan standalone share price was ~$110 at beginning of 2014, and most objective metrics (1) would imply standalone share price $150 or below based on actions to date

At current offer, each Allergan share receives $72 in cash and 0.83 Valeant shares with the ability to elect all cash or all stock subject to proration

Valeant current offer reflects at least 55% premium to the unaffected stock price and an implied EBITDA multiple of approximately 20x (2)

Due to Allergan’s negative campaign, Valeant stock price is undervalued2, and we believe the value of the offer will increase as certainty of transaction increases, with a potential closing see through price of ~$250 per Allergan share

We calculate the fair value(4) of the combined company at a 114% premium to the unaffected share price and an implied

EBITDA multiple of approximately 29x (3)

Allergan ownership of 44% in the combined company provides opportunity to participate in significant upside of combined company

Allergan?s largest shareholder, Pershing Square, has elected to take all stock – at a substantial discount based on current prices

Pershing Square is confident in our currency and the value of the combined entity and is betting that stock goes to $180+ per share post closing of the transaction

Allows Valeant to offer more cash to Allergan shareholders

No substantive hurdles to closing

No financing contingency; committed financing in place

Valeant will accept antitrust risk; Valeant has already divested aesthetics business

All other conditions are customary and should easily be satisfied

(1) See analysis on page 21

(2) Based on current equity analyst consensus

(3) Based on Valeant share price of $120.21 as of close on 17 October 2014; Allergan unaffected share price of $116.63 as of 10 April 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level (4) See slide 16

Valeant + Allergan, An unrivaled platform for growth and

value creation in healthcare

Valeant +Allergan 2014E rev

5 year market growth rate

Ophthalmology

~$3.8B 6-7%

Consumer

~$1.3B 6-7%

Dermatology Rx

~$1.5B 6-7%

Neurology/Dental/Other

~$2.8B 4-6%

Aesthetics

~$2.4B 11-12%

Emerging Markets

~$3.8B 10-13%

Source: IMS, EvaluatePharma

Note: Therapeutic area revenue estimates exclude revenue from emerging markets 9

B+L one year anniversary[1] update – blueprint for Allergan

- **Accelerated organic growth from <5% pre acquisition to 10% since acquisition (adjusted only for FX)**
  - Continued strength of pharma
  - Turnaround for lens and surgical
  - Increased scale of combined Valeant and B+L consumer business has accelerated growth
  - Benefit from Valeant's decentralized approach
  - Valeant's emerging market capabilities have accelerated B+L's emerging market growth
- **Successful recent product launches; limited contribution to date, will be growth drivers in future**
  - Bausch + Lomb Ultra
  - BioTrue ONEday for Presbyopia
  - PureVision 2 for Presbyopia
  - Peroxiclear
  - Victus
  - Trulign
  - enVista BLIS™ lens inserter
  - Soothe XP
- **Expanded B+L current and future portfolio with new pipeline products and tuck-in acquisitions (e.g., Croma, Bescon)**
- **On track to achieve at least $900 million in B + L synergies**
  - ~$800 million annualized run rate realized by Q3 14
  - Remainder of synergies expected to be achieved by end of 2015
    - Primarily related to manufacturing, Europe and small amounts from a number of other areas
    - Cost to achieve synergies expected to be ~$600M
- **Great people added at all levels to our organization**

(1) B+L acquisition closed August 5th 2013

VALEANT Pharmaceuticals International, Inc.

10

Bausch + Lomb 2014 Run Rate Savings

$ Millions

Combined Exit run-rate Exit run rate as a

Team baseline savings percent of baseline

US Corporate 339 145 43%

US Commercial 727 154 21%

LatAm 187 60 32%

Canada 100 23 23%

Asia 352 85 24%

Europe 611 198 32%

Global R&D 309 176 57%

Quality 39 5 13%

Ops / Supply Chain 2,226 59 3%

Total 4,890 904 18%

Note: original synergy announcement of $800M in synergies, subsequently raised to $900M

Opportunity to drive significant value from synergies

Cost synergy opportunity of $2.7 billion (inclusive of announced $475 of Allergan standalone synergies) + tax + revenue synergy

	Value	Source of Synergy
SG&A Synergies	~$1,800 million (40% reduction of combined SG&A)	▪ **Corporate Spending** ▪ Rationalize duplicative public company costs ▪ Rationalize global sales & marketing across businesses (e.g., Dermatology, Aesthetics, Neurology) ▪ Leverage combined commercial support functions ▪ Leverage size on purchasing/contracts + rationalize corporate HQ/duplicative facilities ▪ **Regional Spending** ▪ Rationalize regional marketing across businesses (e.g., Dermatology, Aesthetics, Neurology) ▪ Rationalize regional functions (e.g., R&D, Finance, IT) ▪ Rationalize regional facilities and leadership ▪ **Country/BU** ▪ Rationalize commercial organization overlap/ leverage sales infrastructure ▪ Reduce spending on 3rd parties ▪ Re-evaluate ROI on all promotional spending
R&D Cost Synergy	~$900 million (69% reduction of combined R&D)	▪ Apply Valeant approach to on-going R&D ❑ Focus on output not input and target low-risk projects ❑ Outsource commodity functions ▪ Continue high-probability programs such as line extensions ▪ Continue to in-license late stage/launch products (e.g. Emerade, Neotensil, Luzu) ▪ Rationalize core R+D infrastructure
Tax Synergy		▪ Combined high single-digit tax rate
Revenue Synergy		▪ Acceleration of Allergan in emerging markets ▪ Acceleration of Allergan OTC ▪ Acceleration of Valeant Aesthetic assets US and ex-US ▪ Additional product growth opportunities

Valeant has a proven track record in achieving or surpassing announced synergies

12

Expected Savings Are In Line With Precedent MOE Transactions

Combined OpEx($M) Synergies($M) Synergies / OpEx

Biovail 667 350 ~52%

Bausch 2,625 900 ~34%

+Lomb

Allergan 5,800 2,700(1) ~47%

(1) Inclusive of $475m of announced Allegan standalone synergies

Valeant’s Execution Track Record

Valeant Management Team Performance*

USD

$140

$120

$100

$80

$60

$40

$20

$0

1-Feb-08 1-Feb-09 1-Feb-10 1-Feb-11 1-Feb-12 1-Feb-13 1-Feb-14

VRX

>2,000% price adjusted increase in VRX share price (Feb 2008 to today)

Consistently exceeded expectations

*Adjusted for Valeant/Biovail merger.

Valeant stock is undervalued

Stock has traded at artificially low levels due to Allergan’s series of false and misleading attacks along with deal dynamics (i.e. short sellers)

Recent management guidance supports strong growth:

2015 growth of 11% top-line

organic growth and 21% bottom-line without benefit

of acquisitions

2016 growth of 9%+ top-line

organic growth and 21%+ bottom-line without

benefit of acquisitions

Capital deployment provides for further upside from management guidance (e.g.,

share buybacks, business development)

Valeant is currently trading at 13x 2015 EPS despite strong historical performance and strong growth prospects

Peer group(1) average ~19x 2015 EPS

Current internal cash-flow model suggests we are significantly undervalued

(1) Peer Group per Valeant?s Company Filings ( Actavis, Biogen, Perrigo, Mylan, Celgene, Gilead, Amgen,

Bristol Myers Squibb, Shire, Allergan, Danaher, Eli Lilly).

Understanding the value of the Pro Forma company

Valeant Projections

VRX AGN(1) Deal Value(2) Total

2016 net

Income: $4.1B $2.7B $1.7B $8.56B

Shares Outstanding (M) 605.4

2016 EPS $14.14

Blended trading multiple(3) 16.8x

Valeant stock price $238

Discounted Valeant stock price(4) $214

Implied Allergan shareholder price(5) $250

Premium vs. unaffected price(6) 114%

(1) Includes Allergan announced synergies

(2) Realized synergies including tax, net of incremental interest expense

(3) Based on the unaffected prices as of April 10th, 2014 the day before Pershing Square crossed the 5% Schedule 13D ow nership level and commenced its rapid accumulation program

(4) Discounted at 1-year at illustrative cost of equity of 10%

(5) Valeant stock price x 0.83 exchange ratio + $72 per share

(6) $117 16

Valeant's offer provides a significant premium to Allergan shareholders with material upside given Valeant is currently undervalued

- Current offer of .83 Valeant shares for each Allergan share and $72 in cash
- Valeant's share price is currently undervalued, causing current look-through package value to be artificially low
- Material upside potential for Allergan shareholders as Valeant price appreciates in addition to value created from the combination

Package Value per Allergan Share



$180
$250
$295
Look-through value at current Valeant price ($131)(1)
Fair-value based on blended unaffected P/E multiple(2)
Fair-value assuming reinvestment of cash proceeds based on blended unaffected P/E multiple(3)

Premium to Unaffected [4]:	55%	114%	153%

Notes
(1) Valeant closing share price as of November 12, 2014
(2) Based on 2016 PF EPS of $14.14 x blended unaffected NTM P/E multiple of 16.8x (discounted by 1-year at illustrative cost of equity of 10%) x 0.83 exchange ratio + $72 in cash
(3) Based on 2016 PF EPS of $14.14 x blended unaffected NTM P/E multiple of 16.8x (discounted by 1-year at illustrative cost of equity of 10%) x 1.38 exchange ratio; Assumes reinvestment of $72 in cash in Valeant stock at $131 / share as of November 12, 2014
(4) Allergan unaffected share price of $116.63 as of April 10, 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level

17

VALEANT Pharmaceuticals International, Inc.

Compelling proposal relative to customary valuation benchmarks

Premium to Unaffected Trading Price (1)



26%
55%
114%
153%
Median Premium Paid in US M&A Transactions During Last Twelve Months ($1Bn and Higher) (2)
Look-through value at current Valeant price ($131) (3)
Fair-value based on blended unaffected P/E multiple (4)
Fair-value assuming reinvestment of cash proceeds based on blended unaffected P/E multiple (5)

AV / LTM EBITDA Acquisition Multiples (6)



15.0x
20.3x
28.7x
33.6x
Median for Precedent Selected Pharmaceutical Transactions
Look-through value at current Valeant price ($131) (3)
Fair-value based on blended unaffected P/E multiple (4)
Fair-value assuming reinvestment of cash proceeds based on blended unaffected P/E multiple (5)

Notes

(1) Allergan unaffected share price of $116.63 as of April 10, 2014, the day before Pershing Square crossed the 5% Schedule 13D ownership level

(2) Thomson Reuters Database. Median premium paid to target's unaffected trading price 1-day prior to announcement or event. Based on transactions announced in last 12 months, where transaction value was above $1Bn and cash was included in the deal

(3) Valeant closing share price as of November 12, 2014

(4) Based on 2016 PF EPS of $14.14 x blended unaffected NTM P/E multiple of 16.8x (discounted by 1-year at illustrative cost of equity of 10%) x 0.83 exchange ratio + $72 in cash

(5) Based on 2016 PF EPS of $14.14 x blended unaffected NTM P/E multiple of 16.8x (discounted by 1-year at illustrative cost of equity of 10%) x 1.38 exchange ratio; Assumes reinvestment of $72 in cash in Valeant stock at $131 / share as of November 12, 2014

(6) Allergan September 30, 2014 LTM EBITDA of $2.6Bn per company filings; defined as non-GAAP operating income plus depreciation; net debt & MI per September 30, 2014 Allergan company filings. This value is for illustrative purposes only and is not a prediction of a future trading price; the actual future trading price may be higher or lower

VALEANT Pharmaceuticals International, Inc.

18

Allergan shareholders will receive almost twice as much EPS in a combination with Valeant than on a standalone basis . . .

% Accretion from 0.83

Allergan EPS exchange and cash re-

investment

2013 EPS $4.77 309%

2016 EPS—Research Models as of 4/21/14 (1) $7.27 168%

2016 EPS – Allergan Guidance (2) $10.25 90%

2016 EPS – 0.83 Exchange and Cash

Reinvestment (3) ~$20

Allergan shareholders will receive ~$20 (3) of combined company 2016 EPS vs ~$10 (2) standalone Allergan EPS

Notes

(1) Based on Goldman Sachs, Bank of America and Bank of Montreal earnings models as of April 21, 2014 (2) Based on Allergan guidance as of October 09, 2014

(3) Based on 2016 PF EPS of $14.14 x 1.38 exchange ratio; Assumes reinvestment of $72 in cash in Valeant stock at $131 / share as of November 12, 2014

Even Allergan?s CEO has admitted Allergan?s stock was fairly valued at $123 per share in February

Q – “So my question to you is: As of this February 12, 2014 time period when you sold your stock for $123, 252,000 shares, did you believe that the price of $123 massively undervalued the value of your stock?”

David Pyott – “On that day, I believe the stock was fairly valued” (1)

Notes

(1) David Pyott deposition, page 34

Absent our proposal, Allergan's stock would be trading significantly below current levels



Fair Value of Pro Forma Combined Company - $250 per share (1)
Current Look-Through Value - $180 per share
$133
$110
$140
$117
$154
$131
$153
$130
$166
$143
$157
$134
Stock Price on First Trading Day of 2014 (2)
AGN Unaffected Share Price (3)
AGN Unaffected All-Time Trading High (4)
Illustrative AGN Price Adjusted for S&P 500 Return (5)
Illustrative AGN Price Adjusted for Proxy Peers Return (6)
Illustrative AGN Price Adjusted for S&P 1500 Pharma Index Return (7)

Notes

(1) Based on 2016 PF EPS of $14.14 x blended unaffected NTM P/E multiple of 16.8x (discounted by 1-year at illustrative cost of equity of 10%) x 0.83 exchange ratio + $72 in cash
(2) AGN share price as of January 2, 2014
(3) Unaffected share price as of April 10, 2014, the day before Pershing Square crossed the 5% schedule 13D ownership level
(4) Per Bloomberg; March 19, 2014
(5) AGN share price on April 10, 2014 adjusted for S&P 500 performance through to November 12, 2014
(6) AGN share price on April 10, 2014 through to November 12, 2014 adjusted for peers from AGN proxy statement dated March 26, 2014. Proxy peers exclude Forest Laboratories due to acquisition of Actavis on July 1, 2014
(7) AGN share price on April 10, 2014 adjusted for S&P 1500 Pharmaceuticals Index performance through to November 12, 2014
(8) Illustrative realized synergies assumed to add per share AGN value equivalent to [$475MM x (1 –tax rate) x prior 1 year average to unaffected date consensus NTM EPS multiple of ~20x] / share count

$23 per share credit for AGN announced cost savings (8)

21

VALEANT Pharmaceuticals International, Inc.

III. ALLERGAN?S UNWILLINGNESS TO ENGAGE

Allergan’s Board has been unwilling to act in shareholders’ best interests

Allergan shareholders have voiced significant support for our compelling offer during our extensive outreach over the past 7 months

Meanwhile, in these 7 months Allergan?s Board has consistently taken actions to frustrate and prevent shareholders from being able to benefit from our compelling offer ? Obstructing shareholder rights

Immediately adopted a poison pill with 10% trigger

Maintained onerous bylaw provisions in an attempt to prevent shareholders from calling a special meeting

Recent amendments have only been made after being sued in Delaware and vociferous shareholder outrage Carried out a multi-front, multi-venue litigation to prevent the special meeting and nullify the will of investors Even after Allergan investors holding 39% of outstanding shares requested a special meeting, it was only after a

Delaware judge called Allergan’s bylaws “horse choking” that the Board unconditionally agreed to hold a Special

Meeting

Attempting to thwart our offer by attacking our business and pursuing value destructive acquisitions

Pursuing “scorched earth” tactics regarding Valeant’s business model, including hiring consultants to disparage Valeant’s model, without ever asking for or conducting due diligence on Valeant Management directly soliciting Valeant shareholders in an attempt to drive Valeant’s stock price down

Management soliciting physicians to spread false and misleading claims and attempt to damage relationships Pursuing a large acquisition that would not require shareholder approval in an effort to thwart Valeant’s offer

Refusing to engage at all despite clear interest of shareholders

Refused to allow independent directors of Allergan to independently evaluate the offer or independently engage with Valeant or shareholders on the topic ? Still refusing to engage despite clear statements by Valeant that if they were allowed to engage with Allergan and conduct due diligence, Valeant would be prepared to consider increasing the value of the offer

During this time, many long-term Allergan shareholders, including its largest shareholder, have sold their shares because this was the only way to take advantage of the value of Valeant?s offer

Instead, Allergan has chosen to attack our business with false and misleading claims

Assertions	*Facts*
▪ **Questioned sustainability of Valeant's business model without understanding the business (May 27, 2014)** ▪ **Asserted that Valeant's business model relies on serial acquisitions and cost reductions, and not on top-line revenue growth and operational excellence (June 10, 2014)**	▪ As expected Valeant's organic sales growth has accelerated, delivering 19% organic growth in 3Q 2014 ▪ Valeant has a strong pipeline of launches: □ In 2014 Valeant is launching 20 new products in the U.S. and over 300 products in the Emerging Markets ▪ Valeant has achieved these results without a major acquisition since B+L in August 2013
▪ **Allergan declared "Bausch & Lomb's outlook is poor" (June 10, 2014)**	▪ B&L growth was <5% pre-acquisition ▪ B&L growth has accelerated since acquisition with 10%+ organic growth each quarter due to our strong management team and decentralized operating model ▪ Recent and future product launches will be significant value drives in the future
▪ **Proclaims Valeant needs to complete Allergan transaction, or another significant transaction, to support its current stock price (June 10, 2014)**	▪ Valeant's businesses clearly outperformed in Q3 2014, the quarter Allegan pointed to as a defining quarter following the anniversary of the Bausch + Lomb transaction ▪ We expect organic growth to be greater than 10% for at least the next year

▪ **Following preannouncement of strong results for Q3 2014, Allergan then moved the goal posts (September 29, 2014):**
  □ Alleged that Q3'14 growth was positively affected by a weak Q3'13 (B+L acquisition on August 6, 2013)
  □ Q4'14 YOY growth will be against a more difficult comparable (Q4'13)
	▪ Q3'13 in-line with historical contribution of Q3 and impacted by strong Q3 2012
	▪ Q4'14 YOY growth will be against a more difficult comparable (Q4'13)
	▪ Allergan's analysis was simply an attempt to take away from a terrific quarter

VALEANT Pharmaceuticals International, Inc.

24

IV. VALEANT?S STRONG OPERATING MODEL

Valeant’s 3Q 2014 results highlight continued strength in

business model

Exceptional Results

2014 3Q total revenue $2.1Bn, an increase of 33% over the prior year

Overall organic growth of 19%; Bausch + Lomb 12% beating guidance

19 of the top 20 products grew in Q3 2014 over Q3 2013

Cash EPS of $2.11, an increase of 47% over the prior year

Adjusted Cash Flow from Operations of $771M, an increase of 89% over the prior year

GAAP Cash Flow from Operations of $619M, an increase of 206% over the prior year

Restructuring & integration costs declined 56% Q3 2014 compared to Q2 2014 to $63M

Highlights of the Third Quarter

Almost every business unit operated at or above trend -line levels

Launched 17 new products in U.S. year-to-date

Closed 5 acquisitions since Q2

Bausch + Lomb

Exceptional organic growth from <5% pre-acquisition to 10% since acquisition (excl. adjustments)

8 successful product launches that are expected to be future growth drivers

On track to achieve at least $900M of synergies

Raised 2014 and 2015 Expectations

Adjusted 2014 Full Year Guidance to reflect outperformance in Q3

Revenues: from $8.0B-$8.3B to $8.1B—$8.3B

Cash EPS: from $7.90—$8.10 to $8.22—$8.32

Adjusted Cash Flow from Operations: from $2.3B—$2.6B to greater than $2.5B (expect at least 90% cash conversion for full year 2014)

Raised 2015 outlook and increased confidence in ability to exceed 2015 and 2016 outlook

Q3 U.S. Business Highlights (1/3)

- Dermatology, $273M Revenues, 33% Q/Q Growth
  - Strong growth for promoted brands, e.g. Solodyn, Elidel, Acanya®, Zyclara®
  - After only three months, Jublia has 7% TRx share of total onychomycosis market
  - Luzu TRx uptake continues to accelerate with 13% share of branded topical antifungal market
  - Includes PreCision since acquisition closed on July 7
- Consumer, $141M Revenues, 43% Q/Q Growth
  - One of the fastest growing OTC Health Care company in the US (September YTD)[a]
  - CeraVe - fastest growing (Major) skin care brand[a]
  - PreserVision AREDS 2 - #1 selling Vitamin over last 12 weeks[1]
    - Entire PreserVision brand grew 20% Q/Q based on consumption[1]
  - BioTrue Multipurpose Solution - Fastest growing Lens Care brand[1]

(1) Source: IRI consumption data.

27

VALEANT Pharmaceuticals International, Inc.

Q3 U.S. Business Highlights (2/3)

- Ophthalmology Rx, $118M Revenues, 57% Q/Q Growth
  - Strong performance of Anti-infective/Anti-viral portfolio – Besivance®, Zylet®, Zirgan®
  - Continued Q/Q organic growth from Prolensa +11% and Lotemax Franchise +13%
- Contact Lenses, $45M Revenues, 82% Q/Q Growth
  - Fastest growing contact lens business – market share expanded from 7% to over 10% since B+L acquisition[(1)]
  - BioTrue ONEday and PureVision® 2 for Presbyopia exceeding expectations and capturing market share; current growth doesn't reflect upside in Bausch + Lomb Ultra ® given limited distribution (less than $5M of revenues in Q3 2014)

(1) Source: Independent third party data.

28

VALEANT Pharmaceuticals International, Inc.

Q3 U.S. Business Highlights (3/3)

Surgical, $54M Revenues, 74% Q/Q Growth

Greater than 55% growth for the cataract refractive lens business ? Greater than 40% growth for Stellaris® and Stellaris PC

Number two player in the Posterior Chamber IOL market(1)

28 Victus® machines expected to be installed in 2014 in the U.S., compared with 14 installed in 2013

Neuro & Other/Generics, $392M Revenues, 40% Q/Q Growth

Neuro growth driven by promoted brands – Xenazine, Wellbutrin XL® and Syprine/Cuprimine® ? Continued growth of generics through portfolio expansion and due to competitor stock outs

Dental, $32M Revenues, 20% Q/Q Growth

Growth driven by new customers and strong early performance of launch products (e.g. Onset)

Aesthetics, $32M Revenues(2)

Improved sales force effectiveness resulted in 21% Q/Q organic growth for Obagi

(1) Source: Market Scope, an ophthalmic market research firm, based on data as of Q2 2014. (2) No injectables revenues in Q3 2014.

Q3 Rest of World Business Highlights

Emerging Markets-Europe/Middle East, $279M Revenues, 36% Q/Q Growth

Strong performance across all regions even with significant FX headwinds

FX impacts on European Emerging Markets ~ $(18M) Revenues (relative to 7/31 Guidance) ? Q/Q organic growth in Russia, Ukraine and CIS of ~20%

Emerging Markets-Asia/Africa, $155M Revenues, 66% Q/Q Growth

China organic growth of 11% driven primarily by lens franchise ? iNova South-East Asia business organic growth of 18% Q/Q

Emerging Markets-Latin America, $114M Revenues, 13% Q/Q Growth

Strong performance in Mexico of 12% organic growth, following resolution of supply issues ? Brazil and Argentina impacted by economic slowdown and import restrictions in Argentina ? Export business negatively impacted by capital controls in Venezuela

ROW Developed, $421M Revenues, 29% Q/Q Growth

Australian organic growth of 15% due to strong cough & cold season ? Japanese lens care is gaining market share ? Continued mid-single digit organic growth in Western Europe

Offset by a decline in Canada largely due to genericization of Wellbutrin® XL and FX impact

Valeant Standalone Projections (1/2)

We reviewed two cases: 1) Debt Repayment and 2) Acquisition

1) Debt Repayment Case:

2015/2016 high single-digit / low double-digit organic growth Cash EPS growth of >20% in 2015 and 2016 90% of free cash flow used to pay down debt Leverage decreases to 2.7x in 2015 and 1.8x in 2016

2) Acquisition Case:

Assumes acquisitions of ~$6B in 2015, ~$11B in 2016 Leverage stays at ~4.0x or below Businesses acquired at ~3.0x sales, mid-year Cash EPS growth of ~30% in 2015 and > 35% in 2016

Below shows the midpoint of the two cases

Midpoint Midpoint

2013 2014 2015 2016

Revenue ~$8.2B ~$9.6B ~$12.0B

$ 5.8B

Growth 41% 17% 25%

Cash EPS $6.24 ~$8.27 ~$10.35 ~$13.30

Growth 33% 25% 29%

Adj. Cash Flow from $ 1.8B ~$2.5B ~$3.2B ~$4.2B

Operations

Valeant Standalone Projections (2/2)

2013 2014 2015 2016

Debt Repayment Case

Revenue $5.8B ~$8.2B ~$9.1B ~$9.9B

Growth 41% 11% 9%

Cash EPS $6.24 ~$8.27 ~$10.00 ~$12.05

Growth 33% 21% 21%

Adj. Cash Flow from $1.8B ~$2.5B ~$3.1B ~$3.8B

Operations

Net Debt $17.0B ~$15.4B ~$12.9B ~$9.4B

Acquisition Case

Acquisitions ~$6.3B ~$11.3B

Revenue ~$8.2B ~$10.1B ~$14.0B

$5.8B

Growth 41% 23% 39%

Cash EPS $6.24 ~$8.27 ~$10.70 ~$14.50

Growth 33% 29% 36%

Adj. Cash Flow from $1.8B ~$2.5B ~$3.2B ~$4.5B

Operations

Outlook for 2015 and 2016 (1/4)

Projected

Projected Organic Growth

2015 / 2016 Assumptions

Revenue

2015 (%)

2016 (%)

2014 ($

M)

United States

Dermatology

~ $1030

~ 25-30%

~ 15-20%

Base business ~5% growth

New/recent product launches:

Jublia: 2015 ($225M), 2016 ($400M)

Luzu, Onexton, RAM .08%: 2015

($85M), 2016 ($145M)

Generic impacts:

Targretin generic enters mid 2015

Carac generic enters Q4 2014

Ziana generic enters mid 2016

Not included in 2016 forecast:

IDP-118 (up to ~$100M) for psoriasis

Consumer

~

$

590

~

10%

~

10%

Consistent with 2014 growth

Opthalmology Rx

~

$

450

~

10%

~

20%

2015

and 2016 base business consistent

with 2014 growth

2016

incremental growth reflects launch of

Brimonidine ($50-75M)

Not included in 2016 forecast:

Latanoprostene bunod (up to~$100M)

Includes impact of expected generics; assumes no acquisitions

Outlook for 2015 and 2016 (2/4)

Projected Projected Organic Growth 2015 / 2016 Assumptions

Revenue 2015 (%) 2016 (%)

2014 ($ M)

United States

Contact Lenses ~ $ 175 ~ 20% ~ 20% Benefit of additional Ultra lines in 2015 and 2016 accelerates organic growth

Surgical ~ $ 225 ~ 10% ~ 10% Growth consistent with 2014

Continued growth of premium IOLs

Neuro & Other / ~ $1,510 ~ 5% ~ 5% Growth reflects genericization of

Generics Xenazine

Dental ~ $ 135 ~ 15% ~ 10% Above trend line growth in 2015 due to recent sales force expansion

Trend line growth in 2016

Aesthetics ~ $ 160 ~ 5-10% ~ 5-10% Market growth

Includes impact of expected generics; assumes no acquisitions

Outlook for 2015 and 2016 (3/4)

	Projected Revenue 2014 ($M)*	Projected Organic Growth 2015 (%)	Projected Organic Growth 2016 (%)	2015 / 2016 Assumptions
Other Developed				
Western Europe Japan Australia Canada	~$1,725	~3-5%	~3-5%	Western Europe/Japan • Current growth trends Australia/Canada • Return to historic growth trend pre-generic impact
Emerging Markets				
EMENA	~ $1,100	~8-10%	~8-10	
Asia / South Africa	~$575	~10-15%	~10-15%	Reflects history and expected 2014 growth
Latin America	~$450	~6-8%	~6-8%	

Includes impact of expected generics; assumes no acquisitions

VALEANT Pharmaceuticals International, Inc.

* Includes latest Fx estimates

35

Outlook for 2015 and 2016 (4/4)

Gross Margin

75% 2015 Reflects impact of cost

76% 2016 improvement initiatives, improved mix and declining Xenazine revenue

SG&A

2015: 23-24% as percentage of revenue, declining in 2016

R&D

~$200—250M annual spend

Cash Taxes

5 – 6% Adjusted Net Income

Q4 business updates

Valeant is on track to deliver another strong quarter with strength in the U.S. business off-setting FX headwinds ex-U.S.

Dermatology:

Jublia: 7,400 TRx/week as of the week ended October 31st – note this is before the launch of our DTC TV advertising campaign

Key promoted brands including: Solodyn, Luzu, Zyclara, Elidel, Acanya, and Ziana continue to perform and are ahead of Q4 forecast

Onexton PDUFA date November 30, 2014

B+L:

On-track for double-digit growth with strong performance across Rx Pharmaceutical, Consumer, Surgical, Contact Lens, and Emerging Market businesses

Ex-US:

Continued strong organic growth partially offset by FX headwinds

Valeant's decentralized model has delivered strong organic growth performance

Valeant's Strategy & Operating Model

- Great people who care about patients and doctors
- Decisions made closer to the customer rather than by centralized functions
- A different operating model:
  - Committed to R&D, focused on "outputs" not "inputs"
  - Lean cost structure
  - Decentralized organization
  - "International" not "global"
  - Durable products
  - High-growth markets
  - Therapeutic areas/geographies where physician-patient relationships matter
  - Capital allocation decisions through shareholder filter
- Relentless focus on organic growth and creating shareholder value
- Shareholder friendly governance and compensation program
  - Major institutional shareholder on the board (ValueAct)
  - Stock based compensation tied to multi-year returns in excess of cost of equity

Proof Points

- ✓ ~ 2,000%+ price adjusted increase in Valeant share price since 2008 [(1)]
- ✓ Organic growth of 7% on average since 2010
- ✓ Aggregate growth of 49% in emerging markets from 2011-2013
- ✓ 19 new product launches in 2014 – significantly more than our competitors and Allergan
- ✓ Maintained or accelerated revenue growth for every platform acquisition
- ✓ Bausch + Lomb's organic growth has accelerated from 4% to 10%+ since acquisition, almost exclusively through volume growth
- ✓ Attractive product and payor mix (85% durable products portfolio; 75% cash/privately reimbursed)

Note
(1) Total return analysis per Bloomberg based on a start date of 2 January 2008 to unaffected share prices of Valeant as of 10 April 2014 the day before Pershing Square crossed the 5% schedule 13D ownership level

38

VALEANT Pharmaceuticals International, Inc.

A combination between Valeant and Allergan will improve R&D productivity, driving superior patient outcomes

- **Despite its assertions, <u>Allergan's innovation track record validates Valeant's model</u>**
  - 80% of Allergan revenue derived from externally-developed innovation
  - Allergan's late-stage internal pipeline >50% focused on new indications, geographies and reformulations for existing products – e.g. new Botox indications, Restasis EU approval and reformulation, and Aczone next generation
- **Allergan's recently announced R&D cost-reduction plan attempts to apply core Valeant principles**
  - Refocus on areas with strategic fit ("core areas of expertise") and highest value opportunities
  - Reduce investment in high risk, early-stage, pre-clinical and/or non-core projects
- **Valeant's approach to acquired R&D will ensure proper allocation of capital and a higher degree of success for Allergan programs**
  - Valeant has never stopped an acquired program mid clinical study
  - Conducts rigorous, unbiased peer scientific review to categorize programs
    - **Invest**: high potential with strategic fit
    - **Partner**: higher risk and/or lacking strategic fit
  - Termination only occurs if program fails to demonstrate clinical viability OR no external parties are interested in partnering
  - 75% of acquired projects receive further Valeant investment (65%) or are partnered externally (10%)

Q: "What new products has Allergan discovered in its labs since you became CEO"

David Pyott: "If you go down to, all the way to the active pharmaceutical ingredient, **the answer is zero.**"[(2)]

Valeant Acquired R&D Outcomes [(1)]


No External Interest 25%
Partner 10%
Invest 65%

Allergan has publicly criticized Valeant's R&D strategy, while at the same time adopting a similar strategy

Notes
(1) Outcomes of R&D acquired by Valeant in the Dow, Biovail, Medicis, and Bausch & Lomb transactions; total of 142 programs in the acquired portfolios
(2) Davis Pyott deposition pages 141 and 142

VALEANT Pharmaceuticals International, Inc.

39

20 new product launches in 2014

- Key 2014 Launches
  - Jublia
  - Luzu
  - Retin-A Micro .08
  - Onexton
  - PureVision 2 Multi Focal
  - Victus Fragmentation
  - Onset
  - Ultra
  - Biotrue Multi Focal
  - Soothe XP
  - Trulign
  - Peroxiclear
  - CeraVe Baby

40

VALEANT Pharmaceuticals International, Inc.

Valeant late stage R&D portfolio

Product	Category	Description	Expected launch year
Cirle 3D Navigation	Eye Health	Cataract and refractory surgical navigations	2015
EnVista Toric	Eye Health	Toric IOL	2015/2016
Brimonidine	Eye Health	Eye Whitening OTC	2016
Vesneo	Eye Health	Glaucoma	2016
Lotemax Gel Nex Gen (.38)	Eye Health	Post-Operative Inflammation and Pain	2016
Ultra Multi Focal, Toric, and Plus Powers	Eye Health	Contact Lens	2015/2016
IDP-118	Derm	Psoriasis	2017
Emerade	Allergy	Anaphylaxis	2016
Ocuvite Gummy	Consumer	Gummy formulation of leading vitamin	2015
CeraVe	Consumer	Cleansing bar	2015
CeraVe	Consumer	SA Cleanser, Baby Cream, Baby Sunscreen SPF 45, Night Cream, Anti-Itch	2015-2016

Source: Valeant management estimates

41

VALEANT
Pharmaceuticals International, Inc.

V. WHY SUCCESS AT THE SPECIAL MEETING IS IMPERATIVE

Approval of the Pershing Square proposals will facilitate a value maximizing transaction and hold directors accountable

- **Proposals are prudent in light of Allergan Board's track record of ignoring or obstructing shareholders and will result in an independent Board that will act in the best interests of shareholders**
  - Removal of 6 of 9 of the incumbent directors of Allergan
  - Recommendation of a slate of new independent directors
  - Encourage the independent Board to engage in discussions with Valeant regarding current offer without limiting its ability to engage with other parties
  - Make significant corporate governance improvements, including those relating to the onerous special meeting bylaw provisions and preventing the current incumbents from unilaterally adopting new bylaws to frustrate the process

- **Allergan's current Board is <u>neither functionally independent</u> nor <u>provides the necessary, effective, independent oversight</u> to best serve Allergan shareholders**
  - CEO and Chairman David Pyott is the longest tenured director on the Board and dominates the current Board in his role as chairman; ***shareholders voted to strip him of the Chairman role at Allergan's 2014 annual meeting, but were ignored***
  - Michael Gallagher, current Lead Independent Director, is the longest-tenured non-management director, has never having voted against a proposal supported by Pyott and has refused to speak with Allergan's largest shareholder without management present; ***received 33% withhold votes from Allergan shareholders at the 2014 annual meeting***

- **Allergan's Board is <u>not responsive to shareholder feedback</u>, has a long history of <u>not reacting without direct shareholder pressure</u> and has <u>limited shareholders' rights</u>**
  - Rights to act by written consent and call special meetings were implemented only after majority supported shareholder proposals, at a threshold 2.5x what shareholders voted for (for special meeting) and with onerous information and procedural requirements making it very difficult to exercise the right
  - Board declassification was acceded only after Allergan's unsuccessful attempt to seek SEC no action relief to prevent shareholders from voting on it
  - Lead independent director role was enhanced only in response to pressure from shareholders and proxy advisors
  - Without direct shareholder pressure would Allergan have acquired Salix, a deal which would have been a disaster for the company

- **Allergan's Board has not pursued any diligence and remains ignorant of Valeant and its business – despite Valeant's willingness to meet, answer Allergan's questions and stated willingness to increase the value of its offer**

43

VALEANT
Pharmaceuticals International, Inc.

Replacement of a majority of Allergan’s incumbent directors is the only clear path to engagement

Allergans Board has a history of ignoring or obstructing non -binding shareholder votes

Did not respond to a shareholder proposal demanding that David Pyott be stripped of his Chairman role

Did not respond to 30% withhold votes for Lead Director Michael Gallagher at the 2014 AGM, and only improved the weak1 Lead Director responsibilities in an attempt to prevent shareholders from approving the proposal to strip Pyott of the Chairman role

In response to a shareholder vote in favor of a special meeting bylaws, implemented provisions with a threshold 2.5x higher than requested by shareholders, and adopted onerous bylaws in an attempt to frustrate both rights

“This obstructive process echoes a trend of “[T]here is little credible reason to believe the “…this is quite a horse -

recalcitrant adherence to progressive Allergan board has in any meaningful way struck choker of a [special meeting]

corporate governance standards at Allergan, an appropriate balance between the ability of bylaw. … I mean, is there including a period marked by active opposition shareholders to exercise their governance rights and another bylaw like that?”

to shareholder proposals…” – Glass Lewis & Co. the risk some shareholder might somehow abuse – Delaware Chancellor those rights.” – Institutional Shareholder Services Andre Bouchard

Allergan was unwilling to respond to constructive shareholder feedback regarding its bloated cost structure and poor capital allocation

Despite prior shareholder feedback, identified $475MM (approximately 22% of 2013 EBITDA) of excess operating costs only after the launch of Valeant’s proposal

Despite prior shareholder requests, failed to repurchase stock at prices approximately half our current offer

“You have refused to engage with Valeant, describing their takeover offer as “grossly “The credibility question is amplified when a inadequate.” We note, however, that the Board was not compelled by the value available board has demonstrated little interest in via the repurchase of Allergan stock when it was trading at roughly half the current other opportunities to enhance level through much of the second half of 2013. (As you may be aware, we encouraged shareholder value until it was suddenly management to aggressively buy shares at those prices, which we believed were well below face-to-face with an unsolicited premium intrinsic business value; no action was taken.)” – Jack son Square Partners offer.” – Institutional Shareholder Services

Note

(1) ISS report for 2014 AGM described the Lead Director role as “not sufficiently robust to provide an effective counterbalance” to David Pyott

Replacement of a majority of Allergan's incumbent directors is the only clear path to engagement

- **Even after investors holding 39% of Allergan's shares spent extensive time, money and effort to comply with onerous special meeting requirements, Allergan refused to either engage or even acknowledge the message sent by their shareholders**

> "In considering whether to submit written requests, stockholders were asked to evaluate if they wanted the opportunity to vote on the offer at a later date; not to evaluate the merits of the offer itself. **In fact, many stockholders have explicitly conveyed their view that the requests are not an endorsement of Valeant's offer.**" – *Allergan press release*

> **"Despite receiving two premium bids, Allergan's board has refused to engage with either bidder. This type of shareholder destructive action has led over 35% of Allergan's shareholders to request a special meeting to remove Allergan's current directors."** – *Pentwater Capital*

- **Allergan's non-management directors have abdicated their responsibility to provide effective oversight over management and have allowed management to lead an "inappropriate" and "unbusinesslike" campaign**
  - David Pyott has led all aspects of the response to Valeant's offer
  - Non-management directors have refused to meet independently with Allergan's largest shareholder or to pursue diligence on or engagement with Valeant
  - Non-management directors appear ill-informed of Allergan's "scorched earth" tactics

> ***"I don't think it would be appropriate for Allergan to take affirmative steps to drive down Valeant's stock price."*** – *Timothy Proctor (Allergan non-management director)*[1]

> **"…unbusiness like and it is inconsistent with our responsibility to assess the hostile takeover attempt objectively."** – *Timothy Proctor (Allergan non-management director, responding to a document prepared by Allergan [management] referring to Valeant as "vile")* [1]

Note
(1) Proctor deposition, page 137

VALEANT Pharmaceuticals International, Inc.

45

Replacement of a majority of Allergan's incumbent directors is the only clear path to engagement

- **In the face of shareholder opposition, Allergan's incumbent directors continued exploring potentially value destroying acquisitions that would prevent shareholders from having the opportunity to voice their perspectives on the Valeant offer**
  - David Pyott publicly stated that Allergan shareholders were encouraging a strategic acquisition
  - Only ceased pursuing an acquisition after unprecedented public opposition by long-term shareholders

"[V]ery clearly when I've sat down with our stockholders today they've said 'ideally, the best thing we would like from you on our wish list is go out and do a strategic acquisition that makes sense and creates even more value.'"
– David Pyott interview (CNBC Mad Money)

"[T]he Board seems focused on hastily closing a large acquisition. **Given the circumstances, this can only mean that the price paid must be dramatically higher than would otherwise be the case**, depressing potential returns on invested capital. More disturbingly, this approach appears to be **intended to not only preempt shareholder approval, but also eliminate interest from the various bidders for the company**. Management has defended this stance by claiming that shareholder feedback has been strongly in favor of an acquisition.... **That a large majority of Allergan shareholders would support such a strategy is hard to fathom, and doesn't reflect our understanding of the situation. If there are investors who feel this way, however, we want to be very clear: we are not among them.** ... We strongly urge you to fully engage all available paths, thereby ensuring value maximization.
– Jackson Square Partners

"**Over the past several months, we have been watching with growing concern the corporate governance practices of the Allergan board.** The issues to be voted on at the special meeting ... are of such importance that they impose a special duty on the board to refrain from approving any significant, irreversible commitments ... unless shareholders are offered the opportunity to vote on them."
– T. Rowe Price

"**Pentwater is strongly opposed to the board of Allergan agreeing to any significant acquisition that does not allow shareholders to vote on the transaction** ... Such an action would render meaningless the upcoming special meeting scheduled for Dec. 18 and **destroy value for all Allergan shareholders by failing to explore the premium bids** that have been presented to Allergan."–
Pentwater Capital

VALEANT Pharmaceuticals International, Inc.

46

VI. CONCLUSION

Now is the time for Allergan's shareholders to realize the value of our offer

- Valeant's offer provides a significant premium to Allergan shareholders
  - **114% premium**(1) based on fair value(4) of the combined company
  - Allergan shareholders receive **at least ~$20** (2) of combined company 2016 EPS **vs. ~$10** (3) standalone Allergan EPS

- Allergan still refuses to negotiate despite our repeated efforts and the significant value of our offer for their shareholders

- Allergan shareholders need to remove a majority of directors in order for Allergan to be compelled to negotiate, and realize the value of our offer
  - In all likelihood if we are not successful in removing a majority of Allergan's current Board we will retract our offer

We ask for a vote of "FOR" the independent nominees and supporting proposals

Notes
(1) Premium to Allergan's unaffected price as of April 10, 2014 the day before Pershing Square crossed the 5% schedule 13D ownership level
(2) Based on 2016 PF EPS of $14.14 x 1.38 exchange ratio; Assumes reinvestment of $72 in cash in Valeant stock at $131 / share as of November 12, 2014
(3) Source: Allergan's Press Release, dated October 9, 2014
(4) See slide 16

VALEANT
Pharmaceuticals International, Inc.

48